March 8, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the additional comments raised in your letter dated February 24, 2006 based on our letter to you dated February 8, 2006. Below is each of your comments and Sovereign’s related responses.
Form 10 K for the year ended December 31, 2004
Other Assets, page 26
1.	We note your response to comment 1 of our letter dated January 25, 2006. Please tell us whether or not:
•	you physically hold inventory in precious metals. This would be separate and aside from the previous metals held on consignment with your customers; and

•	you are able to determine the approximate costs of your precious metals inventory.
and
2.	If you physically hold inventories and are able to determine their costs, we believe that ARB 43 would require you to carry these inventories at cost because precious metals generally no longer have a fixed monetary value. Please tell us:
•	the amount of change in value resulting from applying the cost method; and

•	how you propose to address the difference
3.	We note your response to comment 2 of our letter dated January 25, 2006. Please tell us the authoritative accounting guidance you relied on to account for your precious metals agreements as a consignment and not a financing agreement.
Sovereign Responses
Our precious metals business is unique. While Sovereign has received Office of Thrift Supervision (our primary regulator) approval for our metals business as an activity “reasonably related to the activities of financial institutions” it is our belief that we may be one of only two U.S. banking institutions in this business.
Sovereign’s precious metals business activities are for commercial customers who use the precious metals in their business operations. Sovereign provides precious metals on consignment to customers with the expectation that the customer will pay daily fees for the access to the precious metals and will return, replace, or purchase the precious metals either during or at the end of the consignment term. During the consignment term Sovereign retains title to the precious metals.

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

As we have stated in previous responses, at December 31, 2004, Sovereign had precious metals assets of $431 million which is classified as a component of other assets on our consolidated balance sheet. Substantially all (85%-90%) of our precious metals assets are on consignment at our customers, and the amount not on consignment is held to be able to respond to changes in the level of precious metals needed by our customers.
Regardless of whether consigned or unconsigned (combined is “Total Position”), our precious metals trading desk continuously monitors and hedges our Total Position (in ounces) through a combination of forward purchase and sale agreements and futures contracts to protect against movements in precious metal prices. Because our precious metal assets are always hedged there is diminimus income statement effect as a result of movement in prices for our precious metals. Sovereign systems are designed to track precious metals assets in ounces and the offsetting forward purchase and sale agreements and futures contracts in ounces that protect against price movements. Our accounting systems do not have the ability to track or report our Total Position, whether on consignment, or held by Sovereign, on a cost basis. This reporting is consistent with the way the business is managed.
Because our entire Total Position turns over continuously throughout the year, we do not believe that there could be a significant difference between our precious metals at fair value compared to the cost of that precious metal that is not on consignment. However, in response to your request in 2. above, we completed an analysis by pulling trade tickets and other documentation and determined the cost of our unconsigned gold precious metal as of December 31, 2004 that Sovereign physically held was $48.1 million versus market value of $47.9 million. We have not, as of yet, reconstructed the records for each previous or subsequent period to quantify the change in fair value period to period, but we believe that the results would be similar to what we determined at December 31, 2004.
Due to the number of customer and market transactions, we have historically viewed management of our Total Position as a quasi-trading activity, and, therefore, carry both the economic hedge (i.e. Sovereign’s forward purchase and sale agreements and future positions) and our Total Position on the balance sheet at fair value with market value changes recorded net in the income statement.
Accounting Models
We do not believe that there is U.S. GAAP directly on point as it relates to accounting for precious metals as used in our business. We have considered accounting and bank regulatory guidance for inventory, loans, financing, leases, and foreign currencies. We continue to believe that carrying our Total Position at fair value is appropriate. Our precious metals business has been subject to OTS examination, and our policy to carry previous metals at fair market value has been discussed with OTS in addition to it being explicitly mandated by the Office of the Comptroller of the Currency — Banking Circular 58.

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

ARB 43 Analysis
In our previous responses to you, we have indicated that our Total Position is carried at fair market value and we looked to Accounting Research Bulletin No. 43, Chapter 4, Statement 9, as a source to support our accounting policy for our precious metal assets. Though we have looked to this literature to support our accounting position, it is not exactly on point. We do not believe that the precious metals held by Sovereign meet the definition of “inventory” as defined by ARB 43 which states:
“The term inventory is used herein to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale. (ARB 43, Chapter 4, statement 1)”
This conclusion is based on the fact that Sovereign precious metals are not consumed in the production of goods or services to be available for sale (i.e. raw materials) or in process of production for sale (i.e. work in process inventory). While our customers have the ability to purchase the precious metals that are consigned to them, our business is not structured as sales contracts, and such purchases would be incidental to the consignment process, not the purpose of it.
Therefore, while we have referenced ARB 43 in previous correspondence and conversations with you as support for carrying precious metals in bullion form at fair value, we have included below other authoritative support for our fair market value accounting model.
Other Accounting Literature
1.	Concept Statement 5 — Recognition and Measurement in Financial Statements of Business Enterprises
FASB Concept 5 paragraphs 83 and 84 discuss instances where carrying assets at fair value would be appropriate. Paragraphs 83 and 84 state:
In recognizing revenues and gains:
If products or other assets are readily realizable because they are salable at reliably determinable prices without significant effort (for example, certain agricultural products, precious metals, and marketable securities), revenues and some gains or losses may be recognized at completion of production or when prices of the assets change.
Paragraph 83(a) describes readily realizable (convertible) assets.
Para 83(a) states “Realized or realizable. Revenues and gains generally are not recognized until realized or realizable. Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash. Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash. Readily convertible assets have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.
Our Total Position meets this definition, and is evidenced by the fact that we are continuously actively buying and selling our positions in the open market. Gold and silver are actively traded

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

and their fair values are immediately determinable based on the applicable published settlement prices from the Commodities Mercantile Exchange (COMEX), the gold and silver exchange markets. Additionally under these markets, bullion of gold or silver must meet established standards and as a result units of gold and silver are interchangeable.
2. SFAS 89, “Financial Reporting and Changing Prices
Although only a disclosure pronouncement, paragraph 99 and 100 of, states the following
99.	Commodity inventories whose values are hedged by futures contracts. Many enterprises hedge commodity inventories (such as grain or metals). Short hedges are designed to provide a degree of assurance that a decline in the price of the commodity would be offset by an increase in the value of the hedge contract. Short hedges thus tend to reduce the effects of price changes on the inventory that is hedged.

100.	There are certain similarities between inventories that are hedged and inventories that are used on or committed to a fixed-price contract. In each case, the risk of gain or loss due to price changes before the inventory is sold is largely or entirely eliminated. To the extent that hedges fix the value of an inventory in dollars (or units of foreign functional currency, if appropriate), the inventory effectively becomes a monetary item.
The concept in FAS 89 is that when precious metal prices are fixed through the use of hedges that it essentially becomes a monetary asset is consistent with the way our precious metals business is managed and we believe is another source that indicates that our fair value model is reasonable and appropriate.

3.	Lending/Financing Model
Our agreements with customers are structured as consignments and the consignee must pay a usage fee stated as a percentage of the daily fair market value of the precious metal during the consignment period. The existence of this usage fee (which is similar in nature to interest we would charge on a dollar loan) might cause us to analogize these consignments to a precious metals lending arrangement where our customer has both a purchase option and a cash settlement option each based on the fair market value of the related precious metal.
Viewed as a loan, this transaction would still achieve an accounting result consistent with our present accounting model. As stated previously, the metals we loaned to our customer can be repaid in metals or in cash equal to the fair market value of the loaned metals on the date of repayment. Under the loan or financing accounting model, there is an embedded derivative tied to the market price of the precious metal (e.g. gold). This embedded gold derivative would not be clearly and closely related to its host contract (the day one value of the gold transferred to the customer) and therefore would need to be valued as an embedded derivative under FAS 133, such that the combined carrying amount of the loan and the embedded derivative would always equal the amount that the customer owed Sovereign. Such amount, at the end of any reporting period, would always equal the fair value of the gold as of that date.

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

4.	OCC Banking Circular 58 (BC 58)
Prior to Sovereign’s acquisition of the precious metals business in 1999, it operated as a business unit of BankBoston, a national bank, pursuant to the National Bank Act as interpreted by the Office of the Comptroller of the Currency (OCC) and under that agency’s rules, supervision and guidance.
National banks have express authority pursuant to 12 U.S.C. 24, , to “engage in the business of buying and selling exchange, coin and bullion.” Further, according to the OCC Banking Circular No. 58 (“BC-58”), “[d]ealing or engaging in future and forward transactions concerning coin and bullion are considered activities incidental to banking.” The OCC has allowed national banks to buy and sell gold, silver, and platinum coins and bullion both for the bank’s own account and on a consignment or agency basis for customers.
Comptroller of the Currency’s Banking Circular 58 also contains general accounting and balance sheet presentation guidelines for banks which engage in coin and bullion activities. We have provided a copy of BC 58 as Attachment I to this response. BC 58 states:
“Coin and bullion owned by a bank must be recorded as “Other Assets.” Future or forward transactions should be recorded as contingent liabilities in memoranda accounts. A bank’s net position in coin or bullion, including future and forward positions, should be marked to market monthly. Gains or losses resulting from these revaluations should be recognized in the bank’s current income or expense account. The value of coin held by a bank should be determined on the basis of its metal content rather than on its numismatic value.”

5.	Foreign Currencies
In our precious metals licensing application with the OTS, Sovereign identified similarities between our precious metals business and foreign currency exchange activities. This anology in the licensing process was not made for purposes of supporting our accounting model but we nevertheless find some relevance today in support of our mark-to-market accounting of our precious metals assets, similar to what is required for foreign currencies.
We note a number of strong functional parallels between Sovereign precious metal activities and foreign currency exchange activities. The fundamental similarity is that both entail the holding of a commodity-precious metals, on the one hand, and foreign currency on the other-that customers need to use as part of their own business. Both types of commodities are actively traded in international markets, and similar factors can affect market changes in the value of gold and currencies. Both are regarded as representing a store of value as well as a functional commodity. Both are directly affected by national economic policies and macroeconomic forces. Historically, the foreign exchange and gold-related activities of banks were closely related. OCC BC-58 further expressly recognizes the functional similarity of these activities when it states that the existing internal controls guidance materials for foreign exchange “contain outlines of policies and procedures which can be adapted by national banks to coin and bullion activities.”
A necessary feature of foreign exchange activity is the holding of inventories of foreign currencies for customers seeking to convert from dollars into foreign currencies. Currency exchange permits foreign customers to easily engage in commerce abroad. Thus, exchanging foreign currency held by a bank is a basic part of financial intermediation. In parallel fashion, the

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

activities of Sovereign’s precious metals business are a form of financial intermediation and allow a specialized set of business customers the opportunity to obtain a range of financial services tailored to their particular needs.
We believe the Banking Regulators have always viewed this business in its entirety and insisted on a fair value approach that reflects the economics of the business.
Accounting Conclusion — Fair Value
After a careful review of all available accounting and regulatory literature referenced above, and a review of the business objectives of our precious metals business, we continue to believe that holding our Total Position and the related hedging activities at fair value is grounded in the literature and is the fairest representation of the business in which we transact. Additionally, we are aware that the banking regulators have eliminated all “GAAP/RAP” differences in GAAP versus regulatory reporting, and therefore the regulatory reporting requirements outlined in BC 58 are relevant to our GAAP financial reporting.
With respect to revenue recognition, we considered various accounting models and selected the model that was most closely aligned with the business in which we transact and regulatory accounting guidance requires.
Consignment/Usage Fee Based (SAB 104)
Based on the revenue recognition guidance in Staff Accounting Bulletin (SAB) No. 104 revenue generally is realized or realizable and earned when all of the following criteria are met:
1)	Persuasive evidence of an arrangement exists,

2)	Delivery has occurred or services have been rendered,

3)	The seller’s price to the buyer is fixed or determinable, and

4)	Collectibility is reasonably assured.
We have considered each of the above criteria with respect to the consignment agreement and believe that our agreements meet the four conditions based on the following:
•	Persuasive evidence of an arrangement exists — We have a binding contract with our customers that outlines the rights and obligations of both parties and specifies the compensation paid to Sovereign for its services

Donald A. Walker, Jr.
Securities and Exchange Commission
March 8, 2006

•	Delivery has occurred — The fee is earned by Sovereign under the terms of the contract over the period the consigned inventory is held by the customer
•	The seller’s price to the buyer is fixed or determinable — The consignment fee paid, as discussed above, is fixed and determinable as earned. The arrangement does not provide for any adjustment to the fee or forgiveness of amounts due.
•	Collectibility is reasonably assured — Payments are due monthly and management monitors the financial condition of its customers to ensure collectibility is reasonably assured.
FASB Concept Statement 5
We further note that FASB Concept Statement No. 5, paragraph 84(d) indicates that “If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, that revenues may be recognized as earned as time passes.”
Title to consigned precious metals remains with Sovereign until we receive payment for the consigned precious metals and Sovereign retain significant risk of ownership during the consignment period in the form of price risk. Our customers typically hold insurance to mitigate the risk of loss or damage to the metal during the consignment period.
Accounting Conclusion — Revenue Recognition
As a result of the review of all available accounting literature, and a review of the business objectives of our precious metals business, we believe that reflecting our Total Position, which includes the amount of metal on consignment, within other assets is appropriate, and that the periodic “usage fee” we receive should be reflected as “other non-interest income” on our statement of operations. The fact that we retain the title to the asset during the period under consignment contributes significantly to our conclusion.
******
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States
Sincerely
Mark R. McCollom
Chief Financial Officer